(LETTERHEAD)

December 10, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn.: John Reynolds, Assistant Director

Re:	China Water Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 0-26175

Ladies and Gentlemen:

 We have reviewed your letter regarding the above filing and offer the following additional information and comments.  As indicated below, we are also amending the filing in response to your comments.   While the amendment responds to your comments it also includes a substantial restatement of information previously provided which we determined was appropriate as well as some other updating and correction of typographical errors.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.	All percentages have been reviewed to be accurate and consistent in the amendment to the Form 10-K.

2.	A signed report will be included in the amendment. The report was signed before the filing and the failure to so indicate in the filing was an oversight.

3.	The Company’s independent auditors, Patrizio & Zhao, LLC (“P&Z”), have confirmed the following details regarding outsourced work for the 2007 audit:

Name:	Hours	Work performed

Individual CPA’s	240.00	Fieldwork

P&Z	16.00	Inventory observation

P&Z	412.00	Overall audit work

All the field work was conducted in China under the supervision of Mr. John Zhao, CPA, the partner of P&Z in charge of Asian services. He spent a majority of his time on all aspects of the audit in the field in China.  The firm also hired or retained additional accounting and auditing support staff, with an emphasis on Chinese speaking nationals with accounting and technical expertise. In compliance with United States Generally Accepted Auditing Standards (GAAS), all of these individuals were under the direct control, direction, management and supervision of the audit Partner, in organizing, managing, conducting and performing all aspects of the independent audit engagement

4.
In order to be effective, the sale of equity interest in a company has to be approved by the Chinese government. Since the approval for the sale of equity interest in Evergreen Asset Group was made in January 2009, the sale was effective in the year 2009.  Accordingly, we have restated the financial statements to reflect both discontinued operations and the assets held for sale.

5.	(a) All of the warrants were exercised in October 2007.

We have reclassified the warrants exercised in 2007 for common stock. See updated (revised) consolidated statements of stockholders’ equity; which is consistent with a disclosure in footnote number  13 on page 17 last paragraph.

(b) The warrant-holders exercised their warrants for common stock on a “cashless” basis in accordance with the terms of the warrants. This means that they used the intrinsic value represented in the difference between the warrant exercise price and the market price of the common stock to exercise warrants and not cash. The exercised warrants had an exercise price between $0.15 and $0.20, and the common stock had a market price between $0.30 and $0.31. So (1) no cash was received and (2) 9,137,615 warrants were exchanged for 3,479,752 shares of common stock.

6.
The equity interest in HanDan and Xinxingmei were  sold with the result that they were not in the scope of the consolidation any longer. We have reversed the adjustments. See an updated consolidated statements of stockholders’ equity.   Also Xinxingmei was classified under the discontinued operations of Evergreen.

7.
We have made an accrual for the balance amount of the acquisition of Xinchen. We have also restated the financial statements to reflect the changes in assets and liabilities. Please see footnote disclosure number:  18(page 20),  7 (page 14), 2 (page 7) and the consolidated balance sheets.

8.
We made adjustments for Xinxingmei being removed from our consolidation scope while preparing the cash flow statement. So the cash actually used or provided may be not equal to the difference between the balances for some items.

9.
In 2007, the dividend that Xinxingmei received was from Xin Le, an affiliated company. Xin Le is not in the consolidation scope. So we need to record this transaction as a dividend as the staff has noted.  This dividend is now part of discontinued operations.

10.	and 11. The acquisition was completed on January 23, 2008 and a more detailed description is included in the amendment to the Form 10-K.

Please also see footnote disclosure number 7 on page 14.

11.	The Company will file the requested Form 8-K.

12.	The requested revisions are reflected in the amendment to the Form 10-K

13.	We have revised the Form 10-K in the amendment

14.	We have made the requested revisions.

15.	We have made the requested changes in the amendment

16.	We have included Mr. Rencai as requested in the amendment.

17.	A summary compensation table conforming to Section 402(n) of Regulation S-K has been included in the amendment.

18.	The section has been modified to eliminate references to verbal agreements.

19.	The requested disclosures have been made in the amendment to the Form 10-K.

20.	The requested agreements will be filed with an amendment to the Form 10-K.

21.	The Amendment reflects the exhibits to the Company’s various Form’s 8-K over the last two years as exhibits.

22.	The certifications have been revised in the amendment to the Form 10-K

23.
The Company has been engaged in a program to become current in its 1934 Act periodic filings.  As soon as the issues related to the Staff’s comments are resolved we will file the missing Reports on Form 10-Q that you refer to as well as the Form 10-Q for the period ended September 30, 2009. I note that the March 31, 2009 Form 10-Q was filed during the period between when your letter was written and when it was received by the Company.

The Company is filing a separate certification letter as requested.

Please feel free to contact me at 914-674-4373 if you require any further information with respect to the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton